UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington

08028249

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35220

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER—DEALER:

American Century Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4500 Main Street
(No. and Street)

Kansas City	Missouri	64111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David K. Anderson — (816) 340-3050
(Area Code — Telephone No.)

Financial Operations Principal

PROCESSED
MAR 2 1 2008
THOMSON
FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — if individual, state last, first, middle name)

1100 Walnut Street, Suite 3300	Kansas City	Missouri	
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
FEB 29 2008
Washington, DC
101

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

TABLE OF CONTENTS

AFFIRMATION

I, David K. Anderson, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to American Century Investment Services, Inc. (the "Company") as of and for the year ended December 31, 2007, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature　　　　　　　　　　Date 2/28/2008

Financial Operations Principal

Title

Debby L. Herman

Notary Public

DEBBY L. HERMAN
Notary Public-Notary Seal
STATE OF MISSOURI
Cass County
My Commission Expires: Dec. 22, 2011
Commission # 07539770

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American Century Investments®



American Century Investment Services, Inc.

(A Wholly Owned Subsidiary of American Century Companies, Inc.)

SEC I.D. No. 8-35220

Financial Statements and Supplemental Schedules for the Year Ended December 31, 2007,
and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5 (e)(3) as a PUBLIC DOCUMENT

INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors of
American Century Investment Services, Inc.
Kansas City, Missouri

We have audited the accompanying statement of financial condition of American Century Investment Services, Inc. (the "Company") (a wholly owned subsidiary of American Century Companies, Inc.) as of December 31, 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (g), (h) and (i) listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Kansas City, Missouri
February 25, 2008

American Century Investment Services, Inc.

(A Wholly Owned Subsidiary of American Century Companies, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$50,692,105
Deferred sales commission	3,447,497
Prepaid expenses	919,932
Deferred income taxes	543,966
Intercompany receivable from ACIM	320,587
Accounts receivable	280,467
Income taxes receivable	111,577
TOTAL	$56,316,131

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued salaries and benefits	$18,209,524
Accrued underwriting and distribution fees	9,219,260
Deferred income taxes	1,576,220
Income taxes payable due to ACC	408,962
Accounts payable and accrued expenses	386,881
Total liabilities	29,800,847
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value — authorized 30,000 shares outstanding 11,900 shares	11,900
Additional paid-in capital	20,270,535
Retained earnings	6,232,849
Total stockholder's equity	26,515,284
TOTAL	$56,316,131

See notes to financial statements.

American Century Investment Services, Inc.

(A Wholly Owned Subsidiary of American Century Companies, Inc.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES:	
Distribution services revenue from Advisers	$112,720,729
Underwriting and distribution revenue	53,151,583
Dividends	1,996,988
Total revenues	167,869,300
EXPENSES:	
Underwriting and distribution expense	58,412,819
Salaries and benefits	50,605,420
Administrative service fees from ACC or its Affiliates	29,124,258
Sales and marketing	13,880,314
General and administrative	4,546,569
Total expenses	156,569,380
INCOME BEFORE INCOME TAXES	11,299,920
INCOME TAX PROVISION	4,572,776
NET INCOME	$ 6,727,144

See notes to financial statements.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
BALANCE—January 1, 2007	$11,900	$20,270,535	$ (494,295)	$19,788,140
Net income	—	—	6,727,144	6,727,144
BALANCE—December 31, 2007	$11,900	$20,270,535	$6,232,849	$26,515,284

See notes to financial statements.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$ 6,727,144
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	14,947
Deferred income taxes, net	(72,592)
Changes in:	
Accrued salaries and benefits	2,253,370
Accounts payable and accrued expenses	146,446
Income taxes due to/from ACC	451,028
Prepaid expenses and other assets	117,623
Accounts receivable	(280,467)
Intercompany receivable from ACIM	(279,022)
Income taxes receivable	(111,577)
Accrued administrative service reimbursements and underwriting and distribution fees	(26,739,564)
Net cash flows used in operating activities	(17,772,664)
CASH AND CASH EQUIVALENTS — Beginning of year	68,464,769
CASH AND CASH EQUIVALENTS — End of year	$ 50,692,105

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations – American Century Investment Services, Inc. (the "Company") is a registered broker-dealer and a wholly owned subsidiary of American Century Companies, Inc. ("ACC"). The Company is economically dependent upon ACC. The Company's primary purpose is marketing and distribution of the American Century Investments family of mutual funds ("ACI Funds").

The Company is exempt from the reserve requirement computation under Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(1) of the Rule, since its transactions are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies and units in a qualified tuition program under Section 529 of the Internal Revenue Code. The Company does not directly or indirectly receive or hold funds or securities for customers. In addition, they do not owe money or securities to customers.

Cash and Cash Equivalents – The Company considers all liquid investments with original maturities of three months or less to be cash equivalents, which consisted of an investment in an affiliated money market mutual fund in the amount of $50,692,105 as of December 31, 2007.

Deferred Sales Commissions – Sales commissions paid to financial intermediaries in connection with the sale of shares of certain classes of funds are capitalized and amortized on a straight-line basis over various periods, none of which exceed six years. Amortization of this asset is meant to coincide with the recoverability of these costs through the retention of Rule 12b-1 distribution fees and contingent deferred sales charge assessments. Distribution fees and contingent deferred sales charges received from these classes of funds are recorded in income as earned. In addition, the contingent deferred sales charges the Company collects from redeeming shareholders is recorded as a reduction to the deferred sales commission asset.

The Company periodically reviews the carrying amount of the deferred sales commission asset as events or changes in circumstances indicate that the assets may not be recoverable over their amortization period. Based on this review, there was no adjustment to the deferred sales commission asset for 2007.

Prepaid Expenses – Items such as licensing and registration fees are deferred and amortized over a specified period, which is typically one year.

Underwriting and Distribution Revenues and Expenses – Distribution revenues are generally earned in accordance with the provisions of the agreements with ACI Funds. Distribution revenues consist of distribution and service fees, front-end sales charge fees, and contingent deferred sales charge redemptions. Distribution expenses represent distribution and service fee charges, front-end sales charges, and concessions payable to brokers.

Effective January 1, 2007, the revenue and expense activities related to the account service reimbursements previously recorded on ACIS were moved to American Century Services LLC ("ACS LLC"). This movement aligned the account service reimbursement activity with ACS LLC which is contracted by the ACI Funds Investment Managers to complete all account servicing activities for the ACI Funds.

Distribution Service Revenue From Advisers – In its capacity as distributor for one or more share classes of ACI Funds, the Company completes services such as marketing, underwriting, and selling shares of ACI Funds and units in a qualified tuition program under Section 529 of the Internal Revenue Code and other services designated by American Century Investment Management, Inc. and American Century Global Investment Management, Inc., collectively referred to as the "Advisers". In consideration for these services and in accordance with the provisions of the distribution services agreement, the Advisers pay the Company fees based upon the Advisers actual usage of distribution services.

Dividends – The Company records dividend income on the accrual basis. Dividend income in the amount of $1,996,988 as of December 31, 2007, consists of distributions from an investment in a money market mutual fund that is managed by an affiliate of the Company.

Income Taxes – The Company is included in the consolidated tax return of ACC with other ACC subsidiaries. In accordance with the provisions of the tax sharing agreement between the Company and ACC, ACC allocates income tax expense or benefit to members of the consolidated group based on each subsidiary's contribution to consolidated taxable income or loss, using the statutory rate applicable to the consolidated group. These amounts are settled through intercompany transactions on a monthly basis.

The Company records deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax basis. To the extent management believes it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is established. No valuation allowance was recorded as of December 31, 2007.

Administrative Service Fees from ACC or its Affiliates – Expenses include fees owed for administrative services performed by the Administrative Agent, American Century Services, LLC. The Administrative Agent provides certain administrative services to ACC. The actual costs of these information technology, human resources, and corporate overhead services are allocated to the Company as a proportionate share. In addition, the Administrative Agent allocates a space usage fee to the Company. The fee is equal to the actual rental expense incurred by the Administrative Agent for the office space occupied by the employees of the Company. Also included are licensing fees paid by the Company for use of certain trademarks and trade names in mutual fund distribution services, namely, advertising, servicing, marketing, underwriting and selling shares of the Funds and units in a qualified tuition program under Section 529 of the Internal Revenue Code.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements – In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 establishes a minimum threshold for financial statement recognition of the benefit of positions taken in filing tax returns (including whether an entity is taxable in a particular jurisdiction), and requires certain expanded tax disclosures. With the issuance of FASB Staff Position No. FIN 48-2 in February 2008, the FASB delayed the effective date for FIN 48 for certain nonpublic enterprises until fiscal years beginning after December 15, 2007, and is to be applied to all open tax years as of the date of effectiveness. Management is currently evaluating what impact the adoption of this interpretation will have on the Company's financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements," which is effective for fiscal years beginning after November 15, 2007. The statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. Management is currently evaluating what impact the adoption of this interpretation will have on the Company's financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Liabilities – including an Amendment of FASB Statement No. 115," which is effective for fiscal years beginning after November 15, 2007. The statement allows companies to elect a valuation based on fair value for certain financial assets and liabilities. Subsequent changes in fair value are reported in earnings. Management is currently evaluating what impact the adoption of this interpretation will have on the Company's financial statements.

2. EMPLOYEE BENEFIT PLANS

Profit Sharing and 401(k) Savings Plan – Substantially all employees are covered under a Profit Sharing and 401(k) Savings plan offered by ACC or its other wholly owned subsidiaries. Plan related expenses totaled $3,486,866 for the year ended December 31, 2007 and are included in salaries and benefits expense. As of December 31, 2007, accrued plan related expenses were $3,069,449 and are included in accrued salaries and benefits.

3. RESTRICTED STOCK PLAN

The Company participates in ACC's restricted stock plan, which provides for grants to certain managerial employees. Grants are made at the discretion of ACC's management and are subject to the completion of a service period prior to vesting. The Company follows Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment* ("SFAS 123(R)") to account for grants issued by ACC. Under SFAS 123(R), compensation cost is recognized for awards granted, modified, cancelled, or repurchased after January 1, 2006 and the portion of prior awards for which the requisite service had not yet been rendered based on the grant-date fair value. During 2007, the Company recognized $1,806,781 of stock based compensation expense that is included in salaries and benefits expense.

The summary of changes in restricted stock for the year ended December 31, 2007, is as follows:

	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2007	132,070	$23.77
Granted	246,210	$23.69
Vested	(72,690)	$21.81
Forfeited	(1,880)	$25.72
Nonvested at December 31, 2007	303,710	$24.16

4. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) under the Securities Exchange Act of 1934. Rule 15c3-1 requires the Company to maintain minimum net capital equal to the greater of $25,000 or 6⅔% of aggregate indebtedness. The Company had net capital, as defined, of $19,877,416 as of December 31, 2007, which was $17,890,692 in excess of its required net capital of $1,986,724. The Company's ratio of aggregate indebtedness to net capital was 1.50 to 1 as of December 31, 2007.

5. FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with SFAS No. 107, *Disclosures About Fair Value of Financial Instruments,* the fair value of each class of financial instruments is disclosed. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a transaction between willing parties, other than in a forced or liquidation sale. The Company's financial instruments include cash and cash equivalents. The estimated fair value of such financial instruments at December 31, 2007 approximate their carrying value as reflected in the statement of financial condition.

6. INCOME TAXES

The income tax provision for the year ended December 31, 2007, comprises the following:

Current income taxes	$4,645,368
Deferred income taxes	(72,592)
Income tax provision	$4,572,776

The following is a reconciliation of the income tax provision at the statutory federal rate (35%) to the provision included in the accompanying statement of operations:

Provision at federal statutory rate	$3,954,972
State and other income taxes, net of federal benefit	215,791
Meals and entertainment disallowance	402,013
Income tax provision	$4,572,776

As of December 31, 2007, the tax effects of temporary differences which give rise to deferred tax assets (liabilities) are as follows:

Accrued sabbatical	$ 341,604
Accrued vacation	199,402
Depreciation	2,960
Total deferred tax assets	543,966
Prepaid expenses	(318,056)
Deferred sales commissions	(1,258,164)
Total deferred tax liabilities	(1,576,220)
Net deferred income taxes	$(1,032,254)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2007

Stockholder's equity	$26,515,284
Deferred sales commission	(3,447,497)
Prepaid expenses	(1,240,519)
Deferred income taxes	(543,966)
Accounts receivable and income taxes receivable	(392,044)
Total non-allowable assets	(5,624,026)
Net capital before haircuts	20,891,258
Less haircuts of money market mutual fund	(1,013,842)
Net capital	$19,877,416
Aggregate indebtedness	$29,800,847
Computation of net capital requirement:	
Minimum net capital requirement — greater of $25,000 or 6⅔% of aggregate indebtedness	$1,986,724
Excess net capital	$17,890,692
Ratio of aggregate indebtedness to net capital	1.50 to 1

There are no material differences between the above computation of net capital under Rule 15c3-1 and that filed by the Company on January 25, 2008 in Part IIA of its unaudited Form X-17A-5 as of December 31, 2007.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO SEC RULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

DECEMBER 31, 2007

EXEMPTION UNDER SECTION (k)(1) IS CLAIMED:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

February 25, 2008

To the Stockholder and Board of Directors of
American Century Investment Services, Inc.
Kansas City, Missouri

In planning and performing our audit of the financial statements of American Century Investment Services, Inc. (the "Company") as of and for the year ended December 31, 2007 (on which we issued our report dated February 25, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Kansas City, Missouri

Notes

American Century Investments®

END

American Century Investment Services, Inc., Distributor

© 2008 American Century Proprietary Holdings, Inc. All rights reserved.

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